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              THIS DOCUMENT IS AN ELECTRONIC CONFIRMING COPY OF THE
         COMBINED TENDER OFFER STATEMENT ON SCHEDULE 14D-1 AND STATEMENT ON SCHEDULE 13D FILED WITH THE COMMISSION ON SEPTEMBER 21, 1995
               BY USI ACQUISITION COMPANY AND G-I HOLDINGS INC.


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 --------------
                                U.S. INTEC, INC.
                           (NAME OF SUBJECT COMPANY)

                                 --------------
                            USI ACQUISITION COMPANY
                               G-I HOLDINGS INC.
                                   (BIDDERS)

                                 --------------
                          COMMON STOCK, $.02 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)
                                  912084-10-0
                         (CUSIP NUMBER OF COMMON STOCK)

                                 --------------

                            MARK A. BUCKSTEIN, ESQ.
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                                GAF CORPORATION
                                 1361 ALPS ROAD
                            WAYNE, NEW JERSEY 07470
                                 (201) 628-3000
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                 --------------

                                    COPY TO:
                            STEPHEN E. JACOBS, ESQ.
                             WEIL, GOTSHAL & MANGES
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 --------------
                               SEPTEMBER 14, 1995
        (DATE OF EVENT WHICH REQUIRES FILING STATEMENT ON SCHEDULE 13D)

                           CALCULATION OF FILING FEE

           TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
               $27,520,244.55                                    $5,504.05

* Estimated for purposes of calculating the filing fee only. The amount assumes the purchase of 3,040,911 shares of common stock, $.02 par value (the "Shares"), at a price per Share of $9.05, net in cash. Such number of Shares represents all the Shares outstanding as of August 31, 1995.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid: None                         Filing Party: N/A
        Form or Registration No.: N/A                         Date Filed: N/A

                               Page 1 of 10 Pages
                     (Exhibit Index is located on Page 10)
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

CUSIP NO. 912084-10-0                      14D-1            Page 2 of  10 Pages

  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Samuel J. Heyman
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)
                                                                                         (a)/ /
                                                                                         (b)/ /
  3      SEC USE ONLY
  4      SOURCES OF FUNDS (See Instructions)
                      AF
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(E) OR 2(F)
                      N/A                                                                / /
  6      CITIZENSHIP OR PLACE OR ORGANIZATION
                      USA
  7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      (See Item 6(a) to this Statement)
  8      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES (See
         Instructions)
                      N/A                                                                / /
  9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7

                      (See Item 6(a) to this Statement)
  10     TYPE OF REPORTING PERSON (See Instructions)
                      IN

CUSIP NO. 912084-10-0                      14D-1             Page 3 of  10 Pages

  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      GAF Corporation
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)
                                                                                         (a)/ /
                                                                                         (b)/ /
  3      SEC USE ONLY
  4      SOURCES OF FUNDS (See Instructions)
                      AF
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(E) OR 2(F)
                      N/A                                                                / /
  6      CITIZENSHIP OR PLACE OR ORGANIZATION
                      State of Delaware
  7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      (See Item 6(a) to this Statement)
  8      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES (See
         Instructions)
                      N/A                                                                / /
  9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7

                      (See Item 6(a) to this Statement)
  10     TYPE OF REPORTING PERSON (See Instructions)
                      CO

CUSIP NO. 912084-10-0                      14D-1             Page 4 of  10 Pages

  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      G-I Holdings Inc.
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)
                                                                                         (a)/ /
                                                                                         (b)/ /
  3      SEC USE ONLY
  4      SOURCES OF FUNDS (See Instructions)
                      WC
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(E) OR 2(F)
                      N/A                                                                / /
  6      CITIZENSHIP OR PLACE OR ORGANIZATION
                      State of Delaware
  7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,835,811 (see Item 6(a) to this Statement)
  8      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES (See
         Instructions)
                      N/A                                                                / /
  9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7

                      60.4% (see Item 6(a) to this Statement)
  10     TYPE OF REPORTING PERSON (See Instructions)
                      CO

CUSIP NO. 912084-10-0                      14D-1             Page 5 of  10 Pages

  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      USI Acquisition Company
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)
                                                                                         (a)/ /
                                                                                         (b)/ /
  3      SEC USE ONLY
  4      SOURCES OF FUNDS (See Instructions)
                      AF
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(E) OR 2(F)
                      N/A                                                                / /
  6      CITIZENSHIP OR PLACE OR ORGANIZATION
                      State of Texas
  7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      (see Item 6(a) to this Statement)
  8      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES (See
         Instructions)
                      N/A                                                                / /
  9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7

                      (see Item 6(a) to this Statement)
  10     TYPE OF REPORTING PERSON (See Instructions)
                      CO

    This Tender Offer Statement on Schedule 14D-1 is filed by USI Acquisition Company, a Texas corporation ("Purchaser"), and G-I Holdings Inc., a Delaware corporation and the direct parent of Purchaser ("Parent"), relating to the offer by Purchaser to purchase all outstanding shares of common stock, $.02 par value (the "Shares"), of U.S. Intec, Inc., a Texas corporation (the "Company"), at $9.05 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 21, 1995 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which collectively constitute the "Offer").

    This Tender Offer Statement on Schedule 14D-1 also constitutes a Statement on Schedule 13D filed by Purchaser, Parent, GAF Corporation, a Delaware corporation and the 100% stockholder of Parent ("GAF"), and Samuel J. Heyman, Chairman of the Board, Chief Executive Officer and the beneficial owner of approximately 93% of the outstanding capital stock of GAF ("Mr. Heyman"), with respect to the acquisition by Parent of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of the Shares held by the Selling Shareholders pursuant to the Shareholders Agreement (as such capitalized terms are defined herein). The item numbers, captions and responses set forth below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY

    (a) The name of the subject company is U.S. Intec, Inc., a Texas corporation (the "Company"). The address of the Company's principal executive offices is 1212 Brai Drive, Port Arthur, Texas 77643.

    (b) The information set forth on the cover page and under "Introduction" in the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

    (a)-(d) and (g) This Tender Offer Statement is filed by Purchaser and Parent and with respect to this Statement on Schedule 13D is filed by Purchaser, Parent, GAF and Mr. Heyman. The information set forth on the cover page, under "Introduction", in Section 9 of, and in Schedule I to, the Offer to Purchase is incorporated herein by reference.

    (e)-(f) During the last five years, none of Purchaser, Parent, GAF, Mr. Heyman nor, to their knowledge, any of the persons listed in Schedule I to the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

    (a) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

    (b) The information set forth under "Introduction" and in Sections 9, 10 and 11 of, and in Schedule I to, the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    (a) The information set forth under "Introduction" and in Section 12 of the Offer to Purchase is incorporated herein by reference.

                               Page 6 of 10 Pages

    (b) and (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS

    (a)-(g) The information set forth under "Introduction" and in Sections 7, 10, 11 and 15 of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    (a) The information set forth in cover page Items 7 and 9 in respect of Parent to this combined Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D, and the information set forth under "Introduction" and in Sections 9 and 11 of the Offer to Purchase is incorporated herein by reference.

    On September 14, 1995, Parent and Purchaser entered into an agreement (the "Shareholders Agreement") with certain shareholders (collectively, the "Selling Shareholders") of the Company, pursuant to which the Selling Shareholders agreed to sell to Purchaser an aggregate of 1,835,811 Shares owned by them (representing 60.4% of the Shares outstanding). Pursuant to the Shareholders Agreement, the Selling Shareholders severally have agreed validly to tender pursuant to the Offer all of the outstanding Shares which are owned of record or beneficially by them. The Selling Shareholders severally have granted to Parent and Purchaser an option (collectively, the "Share Options") to purchase from the Selling Shareholders all of their Shares (the "Option Shares") at the Offer Price if (i) all waiting periods under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, required for the purchase of the Option Shares shall have expired or been waived and (ii) there shall not be in effect any preliminary or final injunction or other order of any court or public or governmental authority prohibiting such purchase. The right of Parent or Purchaser to exercise the Share Options will expire on the later of (x) the 180th day next following September 14, 1995 or (y) the first to occur of (i) consummation of the merger of the Purchaser with and into the Company (the "Merger") or (ii) termination of the Agreement and Plan of Merger dated September 15, 1995 among Parent, Purchaser and the Company (the "Merger Agreement") in accordance with its terms (the "Termination Date").

    Each Selling Shareholder has agreed that during the period commencing on September 14, 1995 and continuing until the Termination Date at any meeting of the Company's shareholders, however called, or in connection with any written consent of the Company's shareholders, such Selling Shareholder will vote (or cause to be voted) the Shares held of record or beneficially owned by such Selling Shareholder in favor of the Merger and against certain business combinations and other extraordinary corporate transactions involving the Company and its subsidiaries which are intended or reasonably could be expected to impede, interfere with, delay or materially adversely affect the Merger and the transactions contemplated by the Merger Agreement and the Shareholders Agreement.

    The Shareholders Agreement is described more fully in Section 11 of the Offer to Purchase and is filed as Exhibit (c)(2) hereto.

    By reason of Mr. Heyman's beneficial ownership of approximately 93% of the outstanding capital stock of GAF which, in turn, is the direct parent and beneficial owner of 100% of the outstanding capital stock of Parent, Mr. Heyman and GAF may be deemed to be the beneficial owners of the number and percentage of Shares indicated in cover page Items 7 and 9 in respect of Parent.

    Upon the terms and subject to the conditions of the Shareholders Agreement,
(i) Parent and the Selling Shareholders may be deemed to have shared voting power in respect of the number and percentage of Shares set forth in cover page Items 7 and 9 in respect of Parent and (ii) Parent may be deemed to have sole investment power in respect of the number and percentage of Shares set forth in cover page Items 7 and 9 in respect of Parent.

                               Page 7 of 10 Pages

    (b) The information set forth under "Introduction" and in Sections 9, 10 and 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
      WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

    The information set forth under "Introduction" and in Sections 9, 10 and 11 of the Offer to Purchase is incorporated herein by reference. In connection with this combined Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D, the Purchaser, Parent, GAF and Mr. Heyman have entered into a Schedule 13D Joint Filing Agreement, a copy of which is attached hereto as Exhibit (c)(3).

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    The information set forth under "Introduction" and in Section 16 of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

    The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION

    (a) None.

    (b)-(e) The information set forth in Sections 7 and 15 of the Offer to Purchase is incorporated herein by reference.

    (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

(a)(1)   Offer to Purchase, dated September 21, 1995.

(a)(2)   Letter of Transmittal.

(a)(3)   Notice of Guaranteed Delivery.

(a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)   Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
         Other Nominees.

(a)(6)   Guidelines for Certification of Taxpayer Identification Number on Substitute Form
         W-9.

(a)(7)   Text of Press Release, dated September 21, 1995.

(b)      None.

(c)(1)   Agreement and Plan of Merger, dated as of September 15, 1995, among Parent, Purchaser and the Company.

(c)(2)   Shareholders Agreement, dated as of September 14, 1995, among Parent, Purchaser and the Selling Shareholders.

(c)(3)   Schedule 13D Joint Filing Agreement, dated September 21, 1995, among Parent,
         Purchaser, GAF Corporation and Samuel J. Heyman.

(d)      None.

(e)      Not applicable.

(f)      None.

                               Page 8 of 10 Pages

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 21, 1995

                                          USI ACQUISITION COMPANY

                                          By: /s/ JAMES P. ROGERS
                                              ..................................
                                              Name: James P. Rogers
                                              Title: Senior Vice-President


                                          G-I HOLDINGS INC.

                                          By: /s/ JAMES P. ROGERS
                                              ..................................
                                              Name: James P. Rogers
                                              Title: Senior Vice-President


                                          GAF CORPORATION


                                          By: /s/ JAMES P. ROGERS
                                              ..................................
                                              Name: James P. Rogers
                                              Title: Senior Vice-President


                                              /s/ SAMUEL J. HEYMAN
                                              ..................................
                                              Samuel J. Heyman, Individually

                               Page 9 of 10 Pages

                                 EXHIBIT INDEX


EXHIBIT                                                                                 PAGE NO.
--------                                                                                --------

(a)(1)    Offer to Purchase, dated September 21, 1995................................     (CE)

(a)(2)    Letter of Transmittal......................................................     (CE)

(a)(3)    Notice of Guaranteed Delivery..............................................     (CE)

(a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
          Nominees...................................................................     (CE)

(a)(5)    Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees...............................................     (CE)

(a)(6)    Guidelines for Certification of Taxpayer Identification Number on
          Substitute Form W-9........................................................     (CE)

(a)(7)    Text of Press Release, dated September 21, 1995............................     (CE)

(b)       None.

(c)(1)    Agreement and Plan of Merger, dated as of September 15, 1995, among Parent,
          Purchaser and the Company..................................................     (CE)

(c)(2)    Shareholders Agreement, dated as of September 14, 1995, among Parent,
          Purchaser and the Selling Shareholders.....................................     (CE)

(c)(3)    Schedule 13D Joint Filing Agreement, dated September 21, 1995, among
          Parent, Purchaser, GAF Corporation and Samuel J. Heyman....................     (CE)

(d)       None.

(e)       Not applicable.

(f)       None.

                              Page 10 of 10 Pages